Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

S-1

PMGC Holdings Inc

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Equity	Common Stock, par value $0.001 per share (Common Stock) underlying the Warrants at an exercise price of $2.75	(1)	457(o)	236,543	$6.6150	$1,564,731.94	0.0001531	$239.56

Total Offering Amounts:							$1,564,731.94		239.56
Total Fees Previously Paid:									0.00
Total Fee Offsets:									0.00
Net Fee Due:									$239.56

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Offering Note(s)

(1)	Rounded up to the nearest cent.